Exhibit 16.1

June 14, 2007



Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Gentlemen,

We were previously prinicpal accountants for Empire Global Corporation (the "Company") and, under date of April 14, 2006, we reported on the conslidated financial statements of the Company as of and for the the years ended
December 31, 2005 and 2004. On February 16, 2007 we resigned. We have read the Company's statements included under Item 4.01 of its Form 8-K/A dated June 8, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the resignation was accepted by the audit committee of the Company, nor are we in a position to agree or disagree with the Company's statement that the audit committee has approved the engagement of a new independant registered public accounting firm.

Very truly yours,


/s/ Eugene Aceti

Eugene Aceti

EA/re

Cc: Empire Global Corporation